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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-40088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penrod Financial Services, Inc dba Penrod Financial Group

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 State Hwy 248, PO Box 220
(No. and Street)

Branson (City) MO (State) 65615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Haslar 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Patterson, CPA Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd (Address) Chesterfield (City) MO (State) 63005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Donald R. Penrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penrod Financial Services, Inc dba Penrod Financial Group, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer

Title

Tamara L. Haslar

Notary Public

TAMARA L. HASLAR
Notary Public - Notary Seal
State of Missouri
Commissioned for Christian County
My Commission Expires: March 27, 2019
Commission Number: 15497389

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Penrod Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. ("The Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Penrod Financial Services, Inc.'s management. Our responsibility is to express an opinion on Penrod Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Penrod Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information located on pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of Penrod Financial Services Inc.'s financial statements. The supplemental information is the responsibility of Penrod Financial Services Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information located on pages 10-13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Penrod Financial Services Inc.'s auditor since 2009.
Chesterfield, MO
February 28, 2018

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Penrod Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Penrod Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Penrod Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Penrod Financial Services, Inc. stated that Penrod Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Penrod Financial Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Penrod Financial Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2018

260 CHESTERFIELD INDUSTRIAL BLVD
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

PENROD FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

	2017
ASSETS	
CURRENT ASSETS	
Cash	$ 33,779
Accounts Receivable	6,292
Prepaid Expenses	2,106
TOTAL CURRENT ASSETS	42,177
TOTAL ASSETS	$ 42,177
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued Expenses and Commissions	$ 7,647
TOTAL CURRENT LIABILITIES	7,647
TOTAL LIABILITIES	7,647
STOCKHOLDERS'S EQUITY	
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	500
Additional Paid-in Capital	15,560
Retained Earnings	74,138
Distributions	(55,668)
TOTAL STOCKHOLDER'S EQUITY	34,530
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 42,177

PENROD FINANCIAL SERVICE INC
STATEMENT OF INCOME
For the Year Ended December 31, 2017

	2017	%
INCOME		
Commission and Fee Income	$ 217,697	99.99
Interest Income	25	0.01
TOTAL INCOME	217,722	100.00
OPERATING EXPENSES		
Advertising	800	0.37
Bank Charges	60	0.03
Clearing Charges and Exchange Fees	7,221	3.32
Commissions Paid to Outside Brokers	31,133	14.30
Dues and Subscriptions	5,395	2.48
Fidelity Bond	842	0.39
Insurance	1,812	0.83
Legal and Professional Fees	15,373	7.06
Meals and Entertainment	146	0.07
Travel & Meeting	1,290	0.59
Office Expense	12,632	5.80
Postage and Delivery	2,267	1.04
Printing	65	0.03
Regulatory Fees and Expenses	7,395	3.40
Rent Expense	10,716	4.92
Repairs	-	-
Salaries	50,123	23.02
Training and Professional Development	279	0.13
Utilities	8,035	3.69
Other Taxes	123	0.06
TOTAL OPERATING EXPENSES	155,707	71.15
NET INCOME (LOSS)	$ 62,015	28.85

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 500	$ 15,560	$ 12,123	$ 28,183
Net Income	-	-	62,015	62,015
Less: Distributions to Stockholder	-	-	(55,668)	(55,668)
BALANCE, END OF YEAR	$ 500	$ 15,560	$ 18,470	$ 34,530

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICES INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 62,015
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease (Increase) in Accounts Receivable	(5,657)
Decrease (Increase) in Prepaid Expenses	555
Increase (Decrease) in Accounts Payable	2,381
Total Adjustments	(2,721)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	59,294
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholder	(55,668)
NET CASH USED IN FINANCING ACTIVITIES	(55,668)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,626
CASH AND CASH EQUIVALENTS, beginning of year	30,153
CASH AND CASH EQUIVALENTS, end of year	$ 33,779

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. (the Company) is a registered broker/dealer company. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA, which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States. Penrod Agency, Inc is a licensed insurance agency for the purpose of offering variable insurance products in states where it is properly licensed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2017 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company implemented FASB Accounting Standards Codification 740-10. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses.

The Company assessed its federal and state tax positions. It was determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2017.

The federal and state income tax returns for the Corporation for 2014, 2015, 2016 and 2017 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2017 was $-0-.

The Company has elected S corporation status for federal income tax and Missouri franchise tax reporting purposes. As an S corporation, substantially all income tax liability flows through to the shareholders with the exception of various state corporate level taxes. Accordingly, the financial statements do not include a provision for federal income taxes. Should the Company convert to a C corporation status for federal and state income tax purposes, deferred tax balances, as calculated on the date of the conversion, would be recorded as a reduction in shareholder's equity.

NOTE 2 – CASH AND SECURITIES SEGREGEATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 3 – RELATED PARTY TRANSACTIONS

The sole stockholder of Penrod Financial Services, Inc. is also the sole stockholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod Agency, Inc. for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2017 was 94%.

At December 31, 2017, Penrod Financial Services, Inc. owed Penrod Agency, Inc. $4,113.

NOTE 4 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2017 totaled $800. Company did not incur any direct-response advertising cost during the year.

NOTE 5 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $32,250, which was $27,250 in excess of its required net capital of $5,000.

NOTE 6 –EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.

NOTE 7 – DATE OF MANAGEMENT'S REVIEW

In accordance with the Statement of Accounting Standards No. 165, *Subsequent Events,* the date through which subsequent events were evaluated was February 28, 2018, the date the Management Representation Letter was signed.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for years ending December 31, 2017.

PENROD FINANCIAL SERVICES INC

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year Ended December 31, 2017

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ 62,015	
Total Sources		62,015
WORKING CAPITAL USED FOR:		
Distributions to Stockholder	(55,668)	
Total Used		(55,668)
INCREASE (DECREASE) IN WORKING CAPITAL		$ 6,347

CHANGES IN COMPONENTS OF WORKING CAPITAL:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 19,354	$ 13,779	$ (5,575)
Commissions Receivable-Listed	593	0	(593)
Commissions Receivable-Other	41	6,291	6,250
Funds on Deposit at Clearing Agency	10,799	20,000	9,201
Prepaid Taxes	0	0	-
Prepaid Fidelity Bond & FINRA Dues	2,661	2,106	(555)
Net change in current assets			8,728
Current Liabilities:			
Payroll Tax Liability	-	-	-
Commissions Payable Clearing Firm	-	168	(168)
Commissions Payable	281	3,366	(3,085)
Accounts Payable	4,984	4,113	871
Net change in current liabilities			(2,382)
INCREASE (DECREASE) IN WORKING CAPITAL			$ 6,346

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICES INC
STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2017

Required Payment Per SIPC Instructions	$ 6

Schedule of Payments Made:

Date	Amount
January 29, 2018	$ 9

The above required payment represents the SIPC annual assessment for 2017. The liability reduces an overpayment related to the 2010 filing.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2017 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES INC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2017

NET CAPITAL COMPUTATION:

Stockholder's Equity	$ 34,530
Deductions and/or charges	-
Total Stockholder's Equity Qualified for Net Capital	34,530
Less: Non-allowable Assets:	
Interest on Clearing	-
Commissions Receivable	24
Prepaid Expenses	2,106
Haircut on securities*	150
Subtotal	2,280
NET CAPITAL	$ 32,250

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

PENROD FINANCIAL SERVICES INC
COMPUTATION OF CAPITAL REQUIREMENT
For the Year Ended December 31, 2017

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	510
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	27,250
Percentage of Aggregate Indebtedness to Net Capital		23.71%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	32,250
Net audit adjustments		-
	$	32,250

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Penrod Financial Services, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Penrod Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Penrod Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Penrod Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Penrod Financial Services, Inc has *met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2017 through December 31, 2017 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Donald R. Penrod
President, Chief Compliance Officer

574 State Hwy. 248, Suite 4 • P.O. Box 220 • Branson, MO 65615 • (417) 334-3455 • (800) 873-1902